

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2022

Gus Garcia
Co-Chief Executive Officer
GLA II Meteora Acquisition Corp.
4 Village Row
New Hope, Pennsylvania 18938

Re: GLA II Meteora Acquisition Corp.
      Registration Statement on Form S-1
      Filed January 3, 2022
      File No. 333-261965

Dear Mr. Garcia:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Steven B. Stokdyk